SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LIBERTY GLOBAL, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock:  530555101

Series B Common Stock:  530555200

(CUSIP Numbers)

Robert R. Bennett

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2010

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 530555101  (Series A Common Stock)

CUSIP NO. 530555200 (Series B Common Stock)

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Robert R. Bennett

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A: 454,334 (1, 2, 3, 4) Series B: 889,251 (2, 3)

	8	Shared Voting Power Series A: 0 Series B: 0

	9	Sole Dispositive Power Series A: 454,334 (1, 2, 3, 4) Series B: 889,251 (2, 3)

	10	Shared Dispositive Power Series A: 0 Series B: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A: 454,334 (1, 2, 3, 4) Series B: 889,251 (2, 3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Series A: 0.35% (4,5) Series B: 8.67% (5)

14	Type of Reporting Person IN

(1)  Includes 280,850 shares of Series A Common Stock jointly held by Mr. Bennett and his wife, Deborah Bennett.

(2)  Includes 120,084 shares of Series A Common Stock and 2,024 shares of Series B Common Stock owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett.

(3)  Includes 53,192 shares of Series A Common Stock and 887,227 shares of Series B Common Stock that are subject to options which are exercisable within 60 days of February 4, 2010. Mr. Bennett has the right to convert the options to purchase Series B Common Stock into options to purchase an equivalent number of shares of Series A Common Stock.

(4)  Does not include shares of Series A Common Stock issuable upon (x) conversion of shares of Series B Common Stock owned by Hilltop Investments, LLC noted above, (y) conversion of shares of Series B Common Stock that may be acquired pursuant to stock options or (z) exercise of options to acquire shares of Series B common stock that were converted into options to acquire shares of Series A common stock by Mr. Bennett; however, if such shares of Series A common stock were included, Mr. Bennett would have sole voting and dispositive power over 1,343,585 shares of Series A common stock and the percent of Series A common stock, as a series, represented by Mr. Bennett’s beneficial ownership would be 1.03%, in each case subject to the relevant footnotes set forth herein.

(5)  Based on 129,875,422 shares of Series A Common Stock and 9,370,699 shares of Series B Common Stock outstanding as of October 30, 2009, as adjusted for the November 2009 exercise by John C. Malone of options to acquire 2,179,489 shares of Series B Common Stock.  Mr. Malone is the Chairman of the Board of the Issuer.  The unadjusted outstanding share numbers were disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2009.  Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock.  Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes.  Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities representing approximately 4.02% of the voting power with respect to the general election of directors of the Issuer.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.   )

Statement of

ROBERT R. BENNETT

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY GLOBAL, INC.

Item 1.                                                           Security and Issuer.

Robert R. Bennett is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Liberty Global, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Bennett:

(a) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”); and

(b) Series B Common Stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. The shares of Series A Common Stock are not convertible into shares of Series B Common Stock.

Item 2.                                                           Identity and Background.

The reporting person is Robert R. Bennett, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112. Mr. Bennett is a director of Liberty Media Corporation, Discovery Communications, Inc. and Sprint Nextel Corporation.

During the last five years, Mr. Bennett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Bennett is a citizen of the United States of America.

Item 3.                                                           Source and Amount of Funds.

On February 4, 2010, through Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett, Mr. Bennett purchased a total of 10,000 shares of Series A Common Stock for an aggregate purchase price of $252,650 and a total of 2,000 shares of Series B Common Stock for an aggregate purchase price of $50,700, in each case, in open market transactions.  Mr. Bennett made all of these purchases with personal funds, and no part of the purchase price for these shares was represented by borrowed funds.

Item 4.                                                           Purpose of the Transaction.

Mr. Bennett acquired the shares referenced in Item 3 above in open market transactions solely for the purpose of investment.  Mr. Bennett acquired these shares for his own account with no intention of selling them in a public distribution in violation of the federal securities laws or of any applicable state securities laws.

Mr. Bennett does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Mr. Bennett may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Bennett will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Bennett, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.                                                           Interest in Securities of the Issuer.

(a)                              Mr. Bennett beneficially owns (without giving effect to the conversion of Series B Common Stock into Series A Common Stock or the conversion of options to acquire shares of Series B Common Stock into options to acquire shares of Series A Common Stock) (i) 454,334 shares of Series A Common Stock (including (A) 280,850 shares held jointly with his wife, Deborah Bennett; (B) 120,084 shares held owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett; and (C) 53,192 shares that may be acquired within 60 days of February 4, 2010 pursuant to stock options), which represent approximately 0.35% of the outstanding shares of Series A Common Stock; and (ii) 889,251 shares of Series B Common Stock (including (A) 2,024 shares held by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett; and (B) 887,227 shares that may be acquired within 60 days of February 4, 2010 pursuant to stock options), which represent approximately 8.67% of the outstanding shares of Series B Common Stock.  The foregoing percentage interests are based on (1) 129,875,422 shares of Series A Common Stock and 9,370,699 shares of Series B Common Stock, in each case, outstanding as of October 30, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2009, and as adjusted for the November 2009 exercise by John C. Malone of  options to acquire 2,179,489 shares of Series B Common Stock, and (2) as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Bennett and exercisable within 60 days after February 4, 2010. Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities representing approximately 4.02% of the voting power with respect to the general election of directors of the Issuer.

(b)                                 Mr. Bennett, and, to his knowledge, his wife and Hilltop Investments, LLC each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock.

(c)                                  Except as described in Item 3 above, neither Mr. Bennett nor, to his knowledge, his wife nor Hilltop Investments, LLC has executed any transactions in respect of the Common Stock within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7.                                                           Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2010

/s/ Robert R. Bennett
Robert R. Bennett